October 22, 2018

Francis Malecha
President and Chief Executive Officer
Compass Minerals International, Inc.
9900 West 109th Street
Suite 100
Overland Park, KS 66210


       Re: Compass Minerals International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-31921

Dear Mr. Malecha:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
7. Income taxes, page 65

1. We note that in the third quarter of 2017, you released approximately $25 million of valuation allowance related to the Brazilian deferred tax assets you acquired in connection with your purchase of Produqu mica. We also understand that you finalized your purchase price allocation as of September 30, 2017. Please tell us the facts and circumstances that led to the release of your valuation allowance and your consideration of ASC 805-740-45-2 in determining whether to record the change in valuation allowance to income tax expense or as an adjustment to goodwill during the measurement period.
 Francis Malecha
Compass Minerals International, Inc.
October 22, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at
(202) 551-
3650 with any questions.



                                                          Sincerely,

FirstName LastNameFrancis Malecha                         Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
Comapany NameCompass Minerals International, Inc.
                                                          Mining
October 22, 2018 Page 2
cc:       Theresa Womble
FirstName LastName